28 October 2015

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through J.P. Morgan Securities plc) 96,000 RELX PLC ordinary shares at a price of 1163.2753p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 92,441,780 ordinary shares in treasury, and has 1,114,798,301 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX PLC has purchased 22,743,445 shares.

RELX NV announces that today, it purchased (through J.P. Morgan Securities plc) 85,500 RELX NV ordinary shares at a price of €15.3811 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 54,378,194 ordinary shares in treasury, and has 993,372,650 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX NV has purchased 13,079,650 shares.